Exhibit (a)(12)

SECOND NOTICE TO PARTICIPANTS OF

THE AIRGAS, INC. 401(k) PLAN

March 12, 2010

Dear Plan Participant:

As you know, Air Products Distribution, Inc., a wholly-owned subsidiary of Air Products and Chemicals, Inc. (“Air Products”), has announced an offer to purchase all of the issued and outstanding shares of common stock of Airgas, Inc. at a purchase price of $60.00 per share upon the terms and subject to the conditions explained in the enclosed “Offer to Purchase for Cash” dated February 11, 2010 (such terms and conditions are referred to in this letter as the “Offer”). We have previously provided you with Airgas, Inc.’s Schedule 14D-9 which includes the recommendation of the Airgas, Inc.’s Board of Directors as to whether or not to tender into the Offer. You are encouraged to read all of these materials because they contain important information about the Offer.

Your Prompt Response is Requested

You are receiving this request for tender directions because you are invested in the Airgas Common Stock Fund (the “Company Stock Fund”) in the Airgas, Inc. 401(k) Plan (the “Plan”). You are encouraged to provide directions to Vanguard Fiduciary Trust Company (“Vanguard”), the trustee of the Plan, either to tender or not to tender the Airgas, Inc. common stock shares held in your separate Plan account. By instructing Vanguard to tender your shares, you are instructing Vanguard to surrender your Airgas, Inc. common stock shares allocable to your separate Plan account for cash in connection with the Offer.

If you would like to tender the Airgas, Inc. common stock shares allocable to your separate Plan account for $60.00 per share, you must provide your directions to Vanguard by promptly completing and returning the enclosed Tender Offer Instruction Form (the “Instruction Form”) or by submitting your instruction via the internet by visiting the website at www.401kproxy.com, or by calling toll free at 1-800-597-7657 and, using the control number provided on the Instruction Form, following the prompts using your touch-tone telephone. Since Vanguard is the holder of record of your Airgas, Inc. common stock shares allocable to your separate Plan account, Vanguard will tender your shares (on your behalf) pursuant to your instructions, unless required by law to do otherwise. This request for tender directions relates only to shares of Airgas, Inc. common stock allocable to your account under the Plan. This notice does not relate to other shares you may own outside of the Plan and you may receive separate mailings relating to those shares.

Your directions by mail, telephone, or internet (or changes thereto) must be received by Vanguard’s tabulator by 4:00 p.m. Eastern time on Tuesday, April 6, 2010. If you do not provide timely tender directions to Vanguard, or if your tender directions are incomplete, the trustee will treat this as an instruction NOT to tender unless required by law to do otherwise.

In the event that the expiration date for the Offer (currently 12:00 midnight New York City time on Friday, April 9, 2010) is extended, the deadlines will automatically be extended to 4:00 p.m. Eastern time, four business days prior to the new expiration date for instructions by mail, and 12:00 Midnight Eastern time, three business days prior to the new expiration date for instructions by phone or via the internet unless you receive notice providing different deadlines. If you send instructions more than once, the last instruction received by Vanguard as of 4:00 pm Eastern time on Tuesday, April 6, 2010 will determine how your shares will be treated – all previous instructions will be disregarded. For example, a form that was mailed before, but received after, a direction via the telephone will be the instruction that is followed. If your tender instructions are not received by Vanguard before the deadlines provided above, or if they are incomplete, the trustee will NOT tender your Airgas, Inc. shares unless required by law to do otherwise.

Important Note About the Stock Fund

Please note, in order for Vanguard to have sufficient time to administratively prepare to respond to the Offer, the Company Stock Fund will be “frozen” for two business days, and transactions (e.g., exchanges and contributions) in and out of the Company Stock Fund in the Plan will not be permitted starting at 4:00 p.m. Eastern time on April 7, 2010), unless the Offer is extended or withdrawn prior to that time. If the expiration date of the Offer is extended, the Company Stock Fund will be frozen starting at 4:00 p.m. Eastern time on the date that is two business days before any new expiration date.

Your Decision is Confidential

All instructions received by Vanguard from individual participants will be held in confidence and will not be divulged to any person, including Air Products, Airgas, Inc., or any of their respective directors, officers, employees or affiliates.

For Additional Questions

If you have any questions about the Offer, please contact MacKenzie Partners, Inc., the Information Agent for the Offer at 1-800-322-2885 (toll free). Additionally, all tender offer materials are available online at www.sec.gov. If you have questions about your 401(k) account or questions about how to provide tender instructions to Vanguard, please contact Vanguard Participant Services at 1-800-523-1188 Monday through Friday from 8:30 a.m. to 9 p.m., Eastern time.

Sincerely,

Vanguard Fiduciary Trust Company